UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Manual for
Participation in
General Shareholders’ Meetings

Ordinary and Extraordinary
General Meetings of

CPFL Energia

April 9, 2008

Manual for Participation in
General Shareholders’ Meetings

Contents

1	Message from the Chairman of the Board of Directors	4

2	Message from the Chief Executive Officer	6

3	Guidelines for Participation in the General Meetings	8
	3.1- Shareholder Present	8
	3.2- Shareholder represented by attorney in fact	8
	3.3- Holders of ADRs	9

4	Call Notice	10

5	Information on the matters to be examined and discussed at the General Meetings	12
	5.1- Proposals to be decided on in the Extraordinary General Meeting	12
	5.2- Proposals to be debated in the Ordinary General Meeting	23

6	Standard Power of Attorney	31

Manual for Participation in
General Shareholders’
Meetings

Message from the Chairman of the Board of Directors

Dear Shareholder,

CPFL Energia (“the Company”) has been pursuing Corporate Governance improvements in line with the best market practices and the Shareholders’ expectations.

The Company’s Management is committed to acting in accordance with the principles of transparency, fairness and accountability to the Shareholders, directed towards creating value in a consistent and sustainable manner.

The objective of preparation of this Manual for Participation in General Shareholders’ Meetings (“Manual”) is to provide, in a clear and summarized form, information relating to the Company’s Shareholders General Meeting, and encourage the attendance of its shareholders in events of our annual corporate agenda.

For this reason, and with great pleasure, we invite you to participate in the Ordinary and Extraordinary General Meetings of CPFL Energia, to be held on April 9, 2008, at 10 a.m., at the Company head offi ce, located at Rua Gomes de Carvalho, nr. 1.510, 14th fl oor, in the City of São Paulo, State of São Paulo (“General Meetings”).

At the Extraordinary General Meeting (“EGM”), the amendment of the Company bylaws will be submitted for the Shareholders’ approval, to adjust them to the current corporate governance practices adopted by the Company, specifi cally in Chapter III - Sections II and III, which refer to the Company’s Management.

The Ordinary General Meeting (“OGM”) will decide on the following subjects, pursuant to Article 132 of the Brazilian Corporate Law (Law 6,404/76 ): (i) approval of the Financial Statements for the fi scal year ended December 31, 2007; (ii) the determination of the appropriation of net profi t and distribution of dividends; (iii) election of the statutory and alternate members of the Board of Directors and establishing the aggregate amount of compensation of the members of the Board of Directors and the Executive Board; and (iv) election of the effective and alternate members of the Fiscal Council and establishing their compensation.

Company Management also proposes the creation of a new Executive Board position, that of the Chief Administrative Officer, with responsibility for directing management and administration of the technology of information, infrastructure and logistics activities of the Company and its subsidiaries, directing the organizational management processes and systems and proposing or divulging the internal standards.

The proposals will be discussed and voted in the Meetings in the following order: (i) creation of the new Executive Board position and amendment of the bylaws; (ii) approval of the fi nancial statements; (iii) allocation of the net profi ts and distribution of dividends; and (iv) election of members of the Board of Directors and Fiscal Council and compensation of Management and Fiscal Council members.

The Manual will be available at the Company’s head offi ce and also through the websites of the Brazilian Securities Commission (Comissão de Valores Mobiliários-CVM), the São Paulo Stock Exchange-Bovespa, and the Security Exchange Commission-SEC.

Your participation in the Meetings is very important to CPFL Energia, as relevant subjects will be presented. In this respect, members of the Executive Board, representative(s) of the Fiscal Council, and the Independent Auditors responsible for the auditing of the fi nancial statements will be present at the Meetings and available to clarify any doubt on the matters on the agenda.

We trust you will attend the Meetings and take the opportunity to express our respect and regard.

Yours sincerely,

Luiz Anibal de Lima Fernandes
Chairman of the Board of Directors

Message from the Chief Executive Officer

Dear Shareholder,

We are pleased to present the Manual for Participation of Shareholders in the General Meetings of CPFL Energia. In this Manual, you will fi nd information about the date, the time and the place of our Shareholders General Meeting, the subjects on the agenda, and your voting rights.

The quorum at a Shareholders’ Meeting is established in accordance with the matters to be examined:

a - The quorum at the Extraordinary General Meeting, for the purposes of amending our bylaws and of creating the position of Chief Administrative Officer, consists of shareholders representing at least two-thirds of our issued and outstanding voting capital; and

b - The quorum at the Ordinary General Meeting, which will examine the proposals for approval of the Company’s accounts, distribution of dividends and election of Members of the Board of Directors and Fiscal Council, for a one-year mandate, consists of shareholders representing at least 25% of the company’s issued and outstanding voting capital.

It is important to stress that each share issued by the Company grants the right to one vote in the Meetings, as the capital consists only of common shares. Taking into account the current number of Company shareholders (including the holders of ADSs), this Manual was drawn up in order to encourage and facilitate the participation of all Shareholders.

This Manual also includes a standard power of attorney, which may be used by Shareholders who are unable to be present at the Meetings to appoint an attorney in fact, thus assuring the possibility to freely exercise their voting rights in decisions on the questions on the agenda. This represents the inauguration of a corporate governance policy that values transparency, and is intended to facilitate your participation in decisions of importance for achieving the Company’s targets.

In the hope that we may count on your presence at these Meetings, we take this opportunity of thanking the Shareholders for the trust deposited in the Company and its Management. We reaffi rm, in the name of the Executive Board, our intention to continue acting in such a way as to fully comply with the Company’s Corporate Governance Guidelines, based on principles of ethics, transparency, excellence in management and responsibility, to enable the Company to continue to grow and consolidate its leadership in the Brazilian energy market, assuring the creation of consistent and sustainable value for its shareholders.

Thank you,

Wilson Ferreira Junior
Chief Executive Officer

Guidelines for Participation in the General Meetings

The Company’s Shareholders may participate in the General Meetings by attendance at the Company’s head offi ce to cast their votes, or by appointing a attorney in fact to represent them, as mentioned below.

1. Shareholder Present:

Shareholders wishing to participate in the General Meetings should present themselves a few minutes prior to the time mentioned in the Call Notice, bearing the following documents:

  Identifi cation, such as RG (Brazilian identity card), RNE (Foreigner’s identity card), CNH (driver’s license) or a card issued by an offi cially recognized professional association; and

  Proof of ownership of Company shares, issued by a custodial fi nancial institution or agent, showing the share position.

2. Shareholder represented by attorney in fact:

Shareholders who are unable to be present at the Company Head Offi ce and who wish to participate in the General Meetings may appoint an attorney in fact with powers to represent them.

Under Brazilian Corporate Law (Law 6,404/76, paragraph 1 of Article 126), the attorney in fact shall be a Company shareholder, an attorney, or a director of the Company or of a fi nancial institution/ investment fund. The attorney in fact must have been appointed less than one year prior to the date of the Meetings.

You should forward the power of attorney and the document proving the position of shareholder to the Company’s head offi ce at:

Rua Gomes de Carvalho, nr. 1510, 14th floor
ZIP CODE 04547-005 São Paulo – SP
Brazil
c/o Assessoria do Conselho de Administração

In accordance with the provisions of the Company’s bylaws, the documents must be received by 10 a.m. of the day prior to the Meetings, that is, twenty-four hours prior to the time set for the start of the General Meetings. The documents are listed below:

  Power of attorney with special powers of representation in the General Meetings of CPFL Energia, with certifi cation of the signature of the principal (Shareholder), and

  Proof of ownership of shares issued by the Company, by the depositary institution and/or custodian.

If you wish, you may appoint as your attorney in fact the attorney mentioned below, designated by Company Management, who will be able to represent you in the General Meetings:

  Gisélia Silva, Brazilian, single, attorney, bearer of Identity Document RG nr. 40.142.764-32, OAB/RS 53.834, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance - CPF/MF under n° 390.708.590-68, resident and domiciled in the City of São Paulo, State of São Paulo, with offi ces at Rua Gomes de Carvalho, nr. 1.510, 14th fl oor.

In this case, the Company asks you to use the standard power of attorney attached to this Manual, in the certainty that the attorney nominated by the Company will vote in the General Meetings in strict compliance with the voting instructions stated in your power of attorney.

It is important to mention that, prior to being sent to the Company, powers of attorney from abroad should be notarized by a Notary Public duly qualifi ed for this purpose, consularized by a Brazilian Consulate and translated into Portuguese by a sworn translator.

3. Holders of ADRs

The custodial fi nancial institution for ADRs in the United States, The Bank of New York Mellon, will send the proxies to the holders of the ADRs so that they may exercise their voting rights in the Meetings.

Participation will be through the Banco Bradesco, representative of The Bank of New York Mellon in Brazil.

If you have any further queries in respect of the procedures and timeframes for the Extraordinary and Ordinary General Meetings, we ask you to contact the Investors Relations Department, telephone number (019) 3756-6083 or e-mail ri@cpfl .com.br

CPFL ENERGIA S.A.
Publicly-quoted Corporation
CNPJ/MF 02.429.144/0001 - 93 - NIRE 35.300.186.133

EXTRAORDINARY AND ORDINARY GENERAL MEETINGS

CALL NOTICE

The Shareholders of CPFL Energia S.A. (“ Company ”), pursuant to Article 124 of Law nº 6.404/76, are called upon to meet in Extraordinary and Ordinary General Meetings, to be held on April 9, 2008, at 10 a.m., at the Company’s head offi ce, at Rua Gomes de Carvalho, nr. 1510, 14th fl oor, suite 1402, in the city and state of São Paulo, for the purpose of deliberating on the following Agenda:

EXTRAORDINARY GENERAL MEETING

A.
The creation of the position of Chief Administrative Officer and defi nition of the respective duties, with subsequent amendment of the Company’s Bylaws in Article 19 and inclusion of item (g) in its sole paragraph;

B.
Amendment of the Company’s Bylaws to implement small changes in the text of the following provisions, to adjust them to the current corporate-governance structure adopted by the Company: (i) Article 14, amending from 15 (fi fteen) to 9 (nine) the maximum number of members on the Board of Directors; (ii) Articles 16 and 21, inclusion of the term of commitment to the Company’s Shareholders’ Agreement to the list of documents required for the installation into their respective positions of the members of the Board of Directors and the Executive Board; (iii) Article 18, item (z), insertion of the term “directly or indirectly or associated companies” to ensure that this provision is applicable to all companies directly or indirectly controlled by the Company or associated to it;

(iv) Article 18, Paragraphs 1 and 2, to change the minimum time for calling the meetings of the Board of Directors from 10 (ten) to 9 (nine) days and their frequency from quarterly to monthly; and (v) Article 19, sole paragraph, items (a), (b), (c), (d) and (e), to clarify that the attributions of the Officers extend to also include the Company’s subsidiaries; and

C.	Amendment of the Bylaws to refl ect the above mentioned resolutions (A) and (B).

ORDINARY GENERAL MEETING

A.	Presentation of the Management Report, examine, discuss and vote on the Company’s Financial Statements for the fi scal year ending December 31, 2007;

B.	Approve the proposal for the appropriation of the net income for the fi scal year 2007 and the dividend distribution;

C.	Election of statutory members and alternates to the Board of Directors and fi x the global remuneration of the Board Members; and

D.	Election of effective members and alternates to the Fiscal Council and fi x their fees.

General Instructions:

1. The appropriate documents to be discussed at the Ordinary General Shareholders’ Meeting are available to shareholders as from this date, at the Company’s head offi ce and website (www.cpfl . com.br/ir), as well as on the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br).

2. The shareholder wishing to be represented by an attorney in fact constituted according to Paragraph 1 of Article 126 of Law 6,404/76, must deliver the respective power of attorney at the Company’s head offi ce at least 24 hours prior to the holding of the Ordinary General Shareholders’ Meeting.

3. Pursuant to CVM Instruction 165/91, as amended by CVM Instruction 282/98, the minimum percentage stake in the voting capital to be eligible for multiple voting rights in the election of members of the Board of Directors is 5% (fi ve percent).

São Paulo, February 29, 2008

Luiz Anibal de Lima Fernandes
Chairman of the Board of Directors

Information on the matters to be examined and discussed at the General Meetings

I. Proposals to be decided on in the Extraordinary General Meeting:

Pursuant to Article 135 of Brazilian Corporate Law it is incumbent on the Shareholders to decide on amendment of the Company’s bylaws in an Extraordinary General Meeting.

Management proposes the amendment of the bylaws to adjust them to the current corporate governance strategy adopted by the Company and to best corporate governance practices, specifi cally in Chapter III - Sections II and III, which refer, respectively, to the Board of Directors and the Executive Board. Management also proposes the creation of another position on the Executive Board, which currently comprises a Chief Executive Officer and fi ve Executive Officers.

In respect of the composition and functioning of the Board of Directors, Management’s proposal recommends changing the maximum number of board members to be elected, the minimum time for calling the meetings and their frequency. These changes are not innovations, and merely bring the bylaws into line with the current structure adopted by the Company.

The main change proposed by Management refers to the creation of the new position of Chief Administrative Officer transferring the responsibility for the administrative areas from the Executive Officers to new Officer.

The Board of Directors will elect the new Chief Administrative Officer as soon as the new position has been included in the bylaws, for the mandate of two years currently in force for the Executive Board.

Also in relation to the Board of Directors and the Executive Board, Management proposes inserting in the bylaws a specifi c mention of inclusion of the term of commitment to Company’s Shareholders’ Agreement to the documents required for the installation in their respective positions of the members elected to the Board of Directors and the Executive Board.

Finally, Management suggests adjustments to the items referring to the responsibilities of the Executive Board, extending them to management of the Company’s subsidiaries, to refl ect the current structure in which the Chief Executive Officer and the Executive Officers of CPFL Energia hold the main positions in the Management of the subsidiary companies, so as to ensure alignment of corporate governance practices in all the companies in the CPFL group.

We transcribe below the current and the proposed text of the terms of the bylaws, as well as explanations of each proposal for amendment of the bylaws, and Consolidation:

A. Creation of the position of Chief Administrative Officer and defi nition of the responsibilities, with the subsequent amendment of Article 19 and inclusion of item (g) in its sole paragraph

In view of the increase in the number of companies in the CPFL group, the structure of the Company and its subsidiaries requires restructuring and optimization of the areas of responsibility of the executive Officers. Management proposes the creation of the position of Chief Administrative Officer, to take responsibility for the Company’s administrative areas, including information technology (IT), logistics and procurement, and infrastructure assets, as well as directing the organizational management processes and systems and proposing and/or divulging the internal standards.

Accordingly, we propose changing the number of members of the Executive Board from 6 (six) to 7 (seven), with the subsequent amendment of Article 19 and inclusion of item (g) in its sole paragraph, to establish the attributions and responsibilities of the new Officer.

If this proposal is approved by the shareholders at the EGM, the text of the main clause will be amended and item (g) will be included in the sole paragraph of Article 19 of the bylaws, as below:

Current text:

“Article 19 - The Board of Executive Officers shall be composed of six members, one of them to act as Chief Executive Officer, one as Chief Strategy and Regulation Executive Officer, one as Chief Finance Executive Officer, who shall also perform the duties of Chief Executive Officer for Relations with Investors, one as Chief Power Management Executive Officer, one as Chief Power Distribution Executive Officer, and one as Chief Power Generation Executive Officer.”

Proposed text:

“Article 19 - The Board of Executive Officers shall be composed of seven members, one of them to act as Chief Executive Officer, one as Strategy and Regulation Executive Officer, one as Finance Executive Officer, who shall also perform the duties of Executive Officer for Relations with Investors, one as Power Management Executive Officer, one as Power Distribution Executive Officer, one as Power Generation Executive Officer, and one as Chief Administrative Officer.”
”

“Sole paragraph – The respective duties of the members of the Board of Directors are:

(…)
Text to be included:

“g) The Chief Administrative Officer, to direct and lead the information technology, procurement supplies, infrastructure and administrative logistics activities of the company and its subsidiaries; to direct the organizational management processes and systems and propose and/or divulge the internal rules; he is also responsible for proposing, examining, assessing, planning and implementing new projects and investments pertinent to these activities, in line with the strategic planning of the company and its subsidiaries.”

B. Amendment of the bylaws, in order to implement minor adjustments to the text of the following statutory provisions, so as to adjust them to the current governance structure adopted by the Company:

(i) Article 14, to change the maximum number of members of the Board of Directors from 15 (fi fteen) to 9 (nine)

The most recent change to the composition of the Board of Directors was approved by the Ordinary and Extraordinary General Meeting of April 28, 2006, the year in which the New Corporate Governance Model was adopted. The number of board members was changed from a minimum of 12 and a maximum of 15 to a minimum of 7 and a maximum of 15.

Since that time, the number of active members on the Board of Directors has changed from 12 (twelve) to 7 (seven), comprising 6 (six) members appointed by the majority shareholders and 1 (one) independent member. The objective of this reduction in the number of board members is to streamline the decision-making process. However, the bylaws were not amended and the provision for a minimum number of 7 (seven) and a maximum of 15 (fi fteen) members still stands.

Accordingly, Company Management proposes adjustment of the number of members of the Company’s Board of Directors, to refl ect the current composition, so that the maximum number of elected board members would change from 15 (fi fteen) to 9 (nine).

If this proposal is approved by the shareholders in the EGM, the text of the main clause of Article 14 of the bylaws will be amended as follows:

Current text:

“Article 14 - The Board of Directors shall be composed of at least 7 (seven) and not more than fi fteen (15) members, elected by the Shareholders Meeting, of whom a minimum of 20% (twenty percent) shall be Independent Board Members.”

Proposed text:

“Article 14 - The Board of Directors shall be composed of at least 7 (seven) and not more than 9 (nine) members, elected by the Shareholders Meeting, of whom a minimum of 20% (twenty percent) shall be Independent Board Members.”

(ii) Arts. 16 and 21, inclusion of the term of commitment to the Shareholders Agreement among the documents required for the installation in their respective positions of the members of the Board of Directors and the Executive Board

The bylaws establish that prior to installation in their respective positions, members of the Board of Directors and Elected Executive Officers must sign the term of investiture and the term of commitment to the listing regulations of the New Market of the São Paulo Stock Exchange (BOVESPA), or Novo Mercado.

Reference will also be made to signing of the term of commitment to the provisions of the Company’s Shareholders’ Agreement, which is also mandatory.

The Shareholders’ Agreement is a public document, available on the CVM and Company websites, and its management rules apply to the holding company and its subsidiaries. This proposal is in line with the principle of transparency and the duties and responsibilities of the Officers.

If this proposal is approved by the shareholders at the EGM, the text of Arts. 16 and 21 of the bylaws will be amended as follows:

Current text:

“Article 16 -The members of the Board of Directors shall be vested in their respective offi ces upon signing the proper term, drawn up in the book of minutes of the Board of Directors, as well as the term of consent to the agreement to join the New Market of the Bovespa executed by the Company, by means of which they commit to comply with the rules set forth therein at the time the Company adheres to the New Market.”

Proposed text:

“Article 16 – The members of the Board of Directors shall be vested in their respective offi ces upon signing the proper term, drawn up in the book of minutes of the Board of Directors, as well as the term of consent to the agreement to join the New Market of the Bovespa executed by the Company, by means of which they commit to comply with the rules set forth therein at the time the Company adheres to the New Market.

Text to be included:

Sole paragraph: The members of the Board of Directors who represent the controlling shareholders shall also sign a term of commitment to the provisions of the Shareholders Agreement, by means of which they state that they are fully aware of its contents.”

Current text:

“Article 21 - The members of the Board of Executive Officers shall be vested in their respective offi ces by signing the proper term, drawn up in the book of the meetings of Board of Executive Officers, as well as of a term of consent to the agreement to participate of the Bovespa New Market executed by the Company, by means of which they commit to comply with the rules set forth therein in respect of the adhesion of the Company to the New Market.”

Proposed text:

“Article 21 - The members of the Board of Executive Officers shall be vested in their respective offi ces by signing the proper term, drawn up in the book of the meetings of Board of Executive Officers, as well as of a term of consent to the agreement to participate of the Bovespa New Market executed by the Company, by means of which they commit to comply with the rules set forth therein in respect of the adhesion of the Company to the New Market.

Text to be included:

Sole paragraph: The members of the Board of Executive Officers will also sign a term of commitment to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.”

(iii) Article 18, item (z), insertion of the term “directly or indirectly or associated companies” to ensure that this provision is applicable to all the companies that are directly or indirectly controlled by the Company or associated to it.

Company Management proposes a minor adjustment to the text of Article 18, item (z) of the bylaws to ensure that this provision is applicable to all the subsidiary companies, whether directly or indirectly controlled by the Company, and also to its associated companies, thus encompassing all the companies in the CPFL group.

Accordingly, the prior approval is hereby established of the Company’s Board of Directors of any changes to be made to the concession contracts signed by companies directly or indirectly controlled by the Company or by its associated companies. This is the policy currently followed by management, in line with the rules of the regulation agent, however, it not yet covered by the bylaws.

If this proposal is approved by the shareholders at the EGM, the text of Article 18, item (z) of the bylaws will be amended as follows: Current text:

“Article 18 – The duties of the Board of Directors are to:
(...)
z) previously approve any amendment to a concession contract executed by the Company or any company controlled by it;”

Proposed text:

“Article 18 – The duties of the Board of Directors are to:
(...)
z) previously approve any amendment to a concession contract executed by the Company or any directly or indirectly controlled company, or associated companies;”

(iv) Article 18, Paragraphs 1 and 2, to reduce the minimum time for calling meetings of the Board of Directors from 10 (ten) to 9 (nine) days and their frequency from quarterly to monthly

In view of the fact that the ordinary meetings of the Company’s Board of Directors are held monthly, the statutory provision for quarterly meetings no longer refl ects the Company’s current governance strategy.

Furthermore, the minimum time of 10 (ten) days for calling meetings, established in the bylaws, falls on a Sunday, as the meetings are always held on the last Wednesday of the month, in accordance with the Company’s corporate events calendar.

Management has already adopted a minimum time of 9 days for sending the call notice and the supporting documents for the board members,, through the website of the Board of Directors, a protected internet environment accessible by means of individual passwords, this time being suffi cient for board members to prepare and raise questions to the Executive Board.

Accordingly, Company Management proposes altering the text of the bylaws to refl ect the current frequency and minimum time for calling the meetings of the Company’s Board of Directors.

If these proposals are approved by the shareholders at the EGM, the text of paragraphs 1 and 2 of Article 18 of the bylaws will be amended as follows:

Current text:

“Paragraph 1 - The meetings of the Board of Directors shall be held at least every three months, they may however be held more frequently if the Chairman of Board of Directors so requests, by his own initiative or at the request of any of its member, validly resolving with the presence of the majority of the board members (with the mandatory presence among them of the Chairman or Deputy Chairman) and by the vote of the majority of those in attendance. Board members may participate in meetings of the Board of Directors by conference call or video-conference.”

Proposed text:

“Paragraph 1 - The meetings of the Board of Directors shall be held at least once a month, they may however be held more frequently if the Chairman of Board of Directors so requests, by his own initiative or at the request of any of its member, validly resolving with the presence of the majority of the board members (with the mandatory presence among them of the Chairman or Deputy Chairman) and by the vote of the majority of those in attendance. Board members may participate in meetings of the Board of Directors by conference call or video-conference.”

Current text:

“Paragraph 2 - The meetings of the Board of Directors shall be called at least ten (10) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary .”

Proposed text:

“Paragraph 2 - The meetings of the Board of Directors shall be called at least 9 (nine) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary .”

(v) Article 19, sole paragraph, items (a), (b), (c), (d) and (e), to clarify that the responsibilities of the Company’s Executive Officers also extend to the subsidiary companies

The Company was incorporated with the main objective of acting as a holding company, participating in the capital of other companies primarily dedicated to the distribution, generation and commercialization of electric energy. The Executive Officers of CPFL Energia are responsible for the corporate strategy in their respective areas of activity, in the holding company and in the subsidiary companies. The Chief Executive Officer of CPFL Energia is the Chief Executive Officer of the Subsidiaries and the Executive Officers also participate in the management of all the companies in the group, either on the Executive Board or on the Board of Directors.

Company Management therefore recommends minor adjustments to the text of items (a), (b), (c), (d) and (e) of the sole paragraph of Article 19, to establish that management of the companies controlled by the Company is among the attributes of the Company Officers.

If this proposal is approved by the shareholders at the EGM, the text of items (a), (b), (c), (d) and (e) of the sole paragraph of Article 19 of the bylaws will be amended as follows:

Current text:

“a) of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and to perform the other duties that are assigned to him by these Bylaws, by the Board of Directors and further, as its exclusive duty, to: ”

Proposed text:

“a) of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and its controlled companies, and to perform the other duties that are assigned to him by these Bylaws, by the Board of Directors and further, as its exclusive duty, to: ”

Current text:

“b) of the Strategy and Regulation Executive Officer, to conduct and lead the Company’s corporate strategy development, coordinating the corporate planning and regulating the management processes, including the follow up of the updates in the electric industry regulations; and to assess the potential as well as to plan the development of new businesses of electricity generation and distribution and related or complementary activities;”

Proposed text:

“b) of the Strategy and Regulation Executive Officer, to conduct and lead the corporate strategy development of the Company and its controlled companies, coordinating the corporate planning and regulating the management processes, including the follow up of the updates in the electric industry regulations; and to assess the potential as well as to plan the development of new businesses of electricity generation and distribution and related or complementary activities;”

Current text:

“c) of the Finance Executive Officer, to conduct and lead the administration and management of the fi nancial activities of the Company and its controlled companies, including the investment analysis and defi nition of risk limits, recommending and undertaking loan and fi nancing operations, treasury operations, fi nancial and tax planning and control, and the management of activities pertaining to the Company’s Accounting and that of its controlled companies, also with the duty to act as representative of the Company in the relations with investors and the capital market; ”

Proposed text:

“c) of the Finance Executive Officer, to conduct and lead the administration and management of the fi nancial activities of the Company and its controlled companies, including the investment analysis and defi nition of risk limits, recommending and undertaking loan and fi nancing operations, treasury operations, fi nancial and tax planning and control, and the management of activities pertaining to the Company’s Accounting and that of its controlled companies, also with the duty to act as representative of the Company and its controlled companies in the relations with investors and the capital market”

Current text:

“d) of the Power Management Executive Officer, to conduct the Company’s power sale operations, planning and carrying out the power purchase and sale operations, with due regard to the adequate risk management; to develop and offer aggregated value services to major customers; ”

Proposed text:

“d) of the Power Management Executive Officer, to conduct the Company and its controlled companies’ power sale operations Company of, planning and carrying out the power purchase and sale operations, with due regard to the adequate risk management; to develop and offer aggregated value services to major customers;”

Current text:

“e) of the Power Distribution Executive Officer, to conduct the electric power distribution business, approve the drafting and accomplishment of technical and business policies and procedures to serve consumers, to be in charge of the planning, operation and maintenance of the electric system, the engineering and asset management of the Company and its controlled companies, with due regard to the adequate standards of business profi tability and quality as defi ned by the Granting Authority; also with the duty to recommend and manage the investments in connection with the power distribution business;”

Proposed text:

“e) of the Power Distribution Executive Officer, to conduct the electric power distribution business, approve the drafting and accomplishment of technical and business policies and procedures to serve consumers, to be in charge of the planning, operation and maintenance of the electric system, the engineering and asset management of the Company and its controlled companies, with due regard to the adequate standards of business profi tability and quality as defi ned by the Granting Authority; also with the duty to recommend and manage the investments in connection with the power distribution business of the Company and its controlled companies;”

C. Consolidation of the bylaws in the light of the decisions on items (A) and (B) above.

The Company’s bylaws were consolidated at the Ordinary and Extraordinary General meetings held on April 28, 2006 and there has subsequently been only one change to the capital, at the EGM held on December 18, 2007.

In order to facilitate consultation of the updated text, we propose its consolidation.

In view of the amendment to the text of the main clause of Article 14, Article 16, item (z) and Paragraphs 1 and 2 of Article 18, the main clause of Article 19, items (a), (b), (c), (d), (e) of the sole paragraph of Article 19, Article 21, and the inclusion of item (g) in the sole paragraph of Article 19 of the bylaws, Management recommends approval of the consolidation of the Company’s bylaws.

II. Proposals to be debated in the Ordinary General Meeting

Under Article 132 of the Brazilian Corporate Law the Company must hold an Annual General Meeting of the Shareholders in the fi rst 4 (four) months after the end of the fi nancial year:

  For presentation of the Management Report, and to vote on the fi nancial statements;

  To decide on the appropriation of net income for the year and dividends distribution; and

  To elect the members of the Board of Directors ffi cers and of the Fiscal Council, if applicable.

In order to comply with this legal provision, Company Management called the shareholders to meet in an Ordinary General Meeting on April 9, 2008.

We set forth below the explanations provided by Company Management about each of the items to be discussed in the OGM to assist you to vote in an informed fashion:

A. Presentation of the Management Report and examination, discussion and voting on the Company’s fi nancial statements for the fi scal year ending December 31, 2007

The management accounts are instrumentalized by the Management Report and the Financial Statements prepared by the Company’s Executive Board.

The Management Report contains information about the macroeconomic scenario, the fi nancial performance and the Company’s operations, with comments on the main accounts in the Statement of Income, as well as information relating to personnel, social responsibility, the capital market, corporate governance, etc.

The Financial Statements refl ect the Company’s fi nancial situation and the changes in shareholders’ equity during the year. By analysis of the Financial statements, it is possible to evaluate the equity situation, the liquidity indexes, profi ts and the degree of the Company’s indebtedness.

The Financial Statements comprise four documents:

  Balance Sheet,

  Income Statement for the Year,

  Profi t and Loss Statement, and

  Statement of Changes in Financial Position.

The Management Report and the Financial Statements were approved by the Executive Board, submitted for the approval of the Board of Directors and for examination and appreciation by the Fiscal Council, and were considered fi t to be submitted to the Shareholders.

The Company’s Financial Statements were also audited by the Company’s independent auditors - KPMG Auditores Independentes, who issued an unqualifi ed opinion.

The Financial Statements were published in the Valor Econômico newspaper and in the Diário Ofi cial do Estado de São Paulo, on February 29, 2008, in accordance with the Brazilian Corporate Law, and are available at the Company’s head offi ce and website (www.cpfl .com.br/ri) and the São Paulo Stock Exchange.

The Financial Statements were prepared in accordance with the accounting principles laid down by Brazilian Corporate Law and the standards published by the Brazilian Securities Commission (CVM). CPFL’s Financial Statements of consolidate electric energy companies, and are therefore also presented in accordance with the recommendations of the specifi c legislation applied to the public electric energy service concessionaires.

Accordingly, Company Management recommends to its shareholders a careful study of the documents placed at their disposal, in order to discuss the Company’s Financial Statements and, if they agree, approve the accounts.

B. Approve the proposal for appropriation of the net income for the fi scal year of 2007 and distribution of dividends

The appropriation of net income consists of determining the portions of net income to be appropriated to the revenue, legal and statutory reserves, or to be distributed as dividends.

The Company has a Dividends Policy, available on its website (www.cpfl .com.br/ri), which establishes that a minimum of 50% of the net income, adjusted on a half-yearly basis, is to be distributed as dividends and/or interest on Equity.

Net income of R$ 1,643,436,260.98 (one billion, six hundred and forty-three million, four hundred and thirty-six thousand, two hundred and sixty reais and ninety-eight centavos) was determined in the year ended December 31, 2007.

The shareholders of CPFL Energia have already received part of this amount, through the distribution of interim dividends of R$ 842,374,885.29 (eight hundred and forty-two million, three hundred and seventy-four thousand, eight hundred and eighty-fi ve reais and twenty-nine centavos), based on the net income as of June 30, 2007, which was attributed to the mandatory dividend and paid to the shareholders in 2007, by decision of the Board of Directors, in a meeting held on August 1st., 2007, as expressly provided in Article 32 of the Company’s bylaws,

Company Management proposes the following appropriation of the net income for the year and dividend distribution, pursuant to Article 29, paragraph 3 of the Company’s bylaws, as follows:

a)
Recording of a Legal Reserve of R$ 82,171,813.05 (eighty-two million, one hundred and seventy-one thousand, eight hundred and thirteen reais and fi ve centavos), pursuant to Article 193 of Law 6.404/76;

b)
Declaration of an interim dividend of R$ 842,374,885.29 (eight hundred and forty-two million, three hundred and seventy-four thousand, eight hundred and eighty-fi ve reais and twenty-nine centavos) attributed to the mandatory dividend, as approved by the Board of Directors on August 1st., 2007, already distributed to the Shareholders on September 28, 2007 ; and

c)
Declaration of a dividend of R$ 718,889,562.64 (seven hundred and eighteen million, eight hundred and eighty-nine thousand, fi ve hundred and sixty-two reais and sixty-four centavos), equivalent to R$1.497964530 per common share, to be paid in 2008, as decided by the General Shareholders’ Meeting, on a date to be fi xed by the Executive Board, in accordance with the availability of funds and by simple notice to the Board of Directors, pursuant to Article 205, Paragraph 3, of Law 6.404/76.

The Company proposes distribution of the additional dividend to the shareholders by the end of April 2008, it being the responsibility of the Executive Board to defi ne the date of payment, in accordance with the availability of cash funds, and by simple notice to the Board of Directors.

Company Management recommends approval of the appropriation of the net income for the year as described above, as it has been formulated in accordance with the legal and statutory obligations and in the best current and future interests of CPFL.

C. Election of the effective and alternate members of the Board of Directors and establishing the overall remuneration of the Officers

In accordance with Article 14 of the Company bylaws, the members of the Company’s Board of Directors will be elected, with a one-year mandate, which will expire on the date of the OGM to be held in 2009.

The Board of Directors will comprise a minimum of 7 (seven) and a maximum of 9 (nine) members, with a standard mandate of 01 (one) year, who may be re-elected, of whom a minimum of 20% (twenty percent) must be an independent board member.

Pursuant to the Brazilian legislation, it is mandatory for all the members of the Board of Directors to be Company shareholders. In order to be installed in their positions, the members elected to the Board of Directors must sign a declaration that they are not subject to any of the crimes foreseen by law that might prevent them from exercising commercial activities, the term of investiture, and the Term of commitment to listing regulations of the Bovespa New Market signed by the Company, whereby they undertake to comply with the rules thereof. The board members nominated by the shareholders of the controlling block shall also sign the Term of commitment to the provisions of the Company’s Shareholders’ Agreement.

As the company is listed on the New Market of the São Paulo Stock Exchange, if 7 (seven) members are elected to the Board of Directors, at least 1 (one) of them shall be an independent board member.

If the minority shareholders nominate a member of the Board of Directors and if this member meets the requirements for an independent board member, the majority shareholders will not need to nominate a member for this position.

The election of the members of the Board of Directors may be effected by 2 (two) voting systems, as follows:

(i) a slate voting process, whereby the Company’s Shareholders register a slate with the presiding board of the General Meeting, containing the name and identifi cation of the candidates for membership of the Board of Directors; or

(ii) by a multiple voting process, whereby the candidates are nominated and elected individually, and their names are registered with the presiding board of the General Meeting. Voting will take place by allocation to each share of as many votes as there are members of the Board of Directors to be elected, the shareholder being free to allocate the votes to a single candidate or to distribute them among several candidates. Minority shareholders holding more than 5% of voting shares may apply to the Company, in writing, for adoption of the multiple voting process, provided this application is made at least 48 (forty-eight) hours prior to the holding of the Ordinary General Meeting.

Pursuant to item (f) of Article 10 of the Company’s bylaws, the OGM will establish the aggregate amount of compensation of the members of the Board of Directors and of the Executive Officers, estimated by the Management proposal at not more than R$ 1,520,119.00 (one million, fi ve hundred and twenty thousand, one hundred and nineteen reais), including all benefi ts and fees.

After approval by the OGM of the aggregate amount of compensation of the Company’s Officers, the Human Resources Management Committee will establish the remuneration of the members of the Board of Directors and Executive Board.

The Board of Directors has Internal Regulations, which establish that only the statutory members of this body are remunerated, while noting that when substituted by the alternate members, the alternate members receive part of the remuneration of the statutory member substituted.

D. Election of the effective and alternate members of the Fiscal Council and fi xing of their fees

The Fiscal Council functions permanently and its main responsibilities are to supervise the acts of the Officers, examine and express an opinion on the Financial Statements and report their conclusions to the Company’s Shareholders.

Pursuant to Article 28 of the bylaws, the shareholders need to elect the members of the Fiscal Council for a one-year mandate, which expires at the AGM to be held in 2009.

The Fiscal Council will comprise 03 (three) to 05 (fi ve) effective members and the same number of alternate members, the number to be defi ned in the OGM, and reelection allowed.

The members elected to the Fiscal Council will sign the respective instrument of investiture and term of commitment, expressing their full and unqualifi ed agreement with the Regulations of the Arbitration Chamber, in accordance with the provisions of the listing regulations of the Bovespa New Market signed by the Company.

Since the Company has an American Depositary Receipts – ADRs program, it should be noted that, in accordance with the exception applicable to companies listed outside the United States of America, of the Securities Exchange Commission, the Company’s Fiscal Council exercises the functions of Audit Committee for the purposes of the US legislation, especially the Sarbannes-Oxley Act. Accordingly, additional powers have been granted to meet the requirements of Exchange Act Rule 10A-3(c)(3), while complying, however, with the restrictions imposed by the Brazilian legislation.

Accordingly, in addition to the responsibilities allocated to it by Law 6.404/76, the Fiscal Council will be responsible for exercising the following functions:

a)	Presenting recommendations to the Board of Directors for the choice or substitution of the external auditors, and concerning their remuneration;

b)	Supervising the external audit work and expressing an opinion on the contracting of other services of the external auditors;

c)	Taking the initiatives and measures necessary for consideration and investigation of complaints on matters relating to the Financial Statements, internal controls and external audit; and

d)	Mediating any disputes and disagreements between Company Management and the independent auditors.

Pursuant to Paragraph 2 of Article 28 of the bylaws, the remuneration of the members of the Fiscal Council will be fi xed by the General Meeting that elects them.

Brazilian Corporate Law requires fi scal council members to receive as remuneration at least 10% of the average annual amount paid to the company’s executive Officers, excluding benefi ts and profi t sharing.

The OGM will establish the aggregate amount of compensation of each effective member of the Fiscal Council, pursuant to Article 162, Paragraph 3 of Law 6,404/76, at not less than 10% (ten percent) of the average annual amount paid to the company’s executive Officers, excluding benefi ts and profi t.

Company Management advises that in recent years, the remuneration of the members of the Fiscal Council has been based on the legal percentage mentioned above.

The Fiscal Council has Internal Regulations, which establish that only the effective members of this body are remunerated, while noting that when substituted by the alternate members, the alternate members receive part of the remuneration of the effective member substituted.

STANDARD POWER OF ATTORNEY

POWER OF ATTORNEY

By means of this power of attorney,

[SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document RG nº [•], enrolled in the Individual Taxpayers Register of the Ministry of Finance - nr. [•], resident and domiciled in the City of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ CEP (ZIP CODE)] (“ Principal ”),
or
[SHAREHOLDER], enrolled in the Corporate Taxpayers Register of the Ministry of Finance - CNPJ/ MF under nr., [•], with headquarters in the city of [•], State of [•], at Rua[•], [NUMBER], [ADDITIONAL DETAILS], [ CEP (ZIP CODE)], herein represented by its legal representative (“ Principal ”),

Appoints and retains as their attorney in fact Mr. [NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document nr. [•], enrolled in the CPF/MF under nr. [•], resident and domiciled in the city of [•], State of [•], at Rua[•],NUMBER], [ADDITIONAL DETAILS], [ CEP (ZIP CODE)] (“Attorney in fact ”),

To represent them, as a shareholder of CPFL ENERGIA S.A., (“Company”), in the Extraordinary and Ordinary General Meetings of the Company, to be held at the fi rst call on April 9, 2008, at 10 a.m., and, if necessary, at the second call at a date to be advised in due course, at the Company’s head offi ce, located at Rua Gomes de Carvalho, nr. 1510, 14th fl oor, suite 1402, in the City of São Paulo, State of São Paulo, being authorized to examine, discuss and vote in the name of the Principal, in accordance with the instructions established below, on the matters on the Voting Instruction.

For the purposes of granting this power of attorney, the attorney in fact has limited powers to appear at the Meeting and proffer the vote in accordance with the voting instructions stated above, not being entitled or obliged to take any measures other than those required to comply with this power of attorney. The attorney in fact is authorized to abstain from any decision or matter on which he has not received, and his discretion, suffi ciently specifi c voting instructions.

Voting Instruction:
Extraordinary General Meeting:

A. Creation of the position of Chief Administrative Officer and defi nition of his responsibilities, with the consequent amendment of Article 19 and inclusion of item (g) in its sole paragraph;

In favor ( )	Against ( )	Abstention ( )

B. Amendment of the bylaws, in order to make minor changes to the text of the following bylaws, in order to adjust them to the current governance structure adopted by the Company:

(i) Article 14, to change from 15 (fi fteen) to 9 (nine) the maximum number of members of the Board of Directors;

In favor ( )	Against ( )	Abstention ( )

(ii) Arts. 16 and 21, to include the term of commitment to the terms of the Company’s Shareholders Agreement among the documents required for installation in their respective positions of the members of the Board of Directors and the Executive Board;

In favor ( )	Against ( )	Abstention ( )

(iii) Article 18, item (z), to insert the term “directly or indirectly or associated companies”, to ensure that this provision is applicable to all the companies that are directly or indirectly controlled by the Company or associated to it;

In favor ( )	Against ( )	Abstention ( )

(iv) Article 18, Paragraphs 1 and 2, to reduce the minimum time for calling meetings of the Board of Directors from 10 (ten) to 9 (nine) days and their frequency from quarterly to monthly; and

In favor ( )	Against ( )	Abstention ( )

(v) Article 19, sole paragraph, items (a), (b), (c), (d) and (e), to clarify that the responsibilities of the Company’s Executive Officers also extend to the subsidiary companies.

In favor ( )	Against ( )	Abstention ( )

C. Consolidation of the bylaws in accordance with the decisions on (A) and (B), above.

In favor ( )	Against ( )	Abstention ( )

Ordinary General Meeting:

A. To examine, discuss and vote on: (i) The Management Report; and (ii) the Company’s Financial Statements, for the fi scal year ending December 31, 2007 (i) the Management Report

In favor ( )	Against ( )	Abstention ( )

(ii) ) the Company’s Financial Statements

In favor ( )	Against ( )	Abstention ( )

B. To examine, discuss and vote on the proposal for appropriation of net income for 2007 and dividend distribution

In favor ( )	Against ( )	Abstention ( )

C. (i) To elect the statutory and alternate members of the Board of Directors and (ii) establish the Management’s aggregate amount of compensation

(i) To elect the statutory and alternate members of the Board of Directors

In favor ( )	Against ( )	Abstention ( )

(ii) to establish the aggregate amount of the compensation of Management, as proposed by Company Management

In favor ( )	Against ( )	Abstention ( )

D. (i) To elect the effective and alternate members of the Fiscal Council and (ii) establish the amount of their remuneration (i) To elect the effective and alternate members of the Fiscal Council

In favor ( )	Against ( )	Abstention ( )

(ii) to establish the amount of compensation of the Fiscal Council, as proposed by Company Management

In favor ( )	Against ( )	Abstention ( )

The term of validity of this power of attorney is 1 (one) month, as from today.

São Paulo, April [•], 2008

     Principal
by: [•](certifi ed signature)
Position:[•]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.